Form S-1 Appendix

Disclosure Required by Item 304 of Achison Inc

1. Jian Roger Qian Wang, CPA who was our former Independent Accountant was engaged as the principal Accountant to audit our financial statements has been dismissed.

i. The former independent Accountant was dismissed on October 15, 2016.

ii. The former principal Accountant's report on the Company's last two years of financial statements did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

iii. The decision to change Independent Accountants was approved by the board of directors.

iv. The reason for dismissal of the former Independent Accountant are as follows:

- The request for audit fees be increased substantially without any merit several times during the audit engagement.

- The lack of communication and untimely response to inquiries from his firm

- The limited experience of auditing an Investment Company became apparent as the engagement progressed.

2. Rizwan Ahmed, CPA P.C. is the successor Independent Accounting Firm that has been engaged as the principal Accountant to audit our Company's financial statements with the starting date of October 15,2016.

i. We have consulted the newly engaged Independent Accountant regarding the issues of the former Independent Accountant, and the new Independent Accountant suggested orally that he would review or re-audit the financial statements as he felt that there were required disclosures missing and some financial adjustments that need be made to be in conformity with generally accepted accounting principles. The Independent Accountant advised that he would issue the Auditor's consent letter upon the successful completion of the financial statement audit and he also advised that any unused portion of the retainer charged by the previous Independent Accountant should be refunded.

ii. The newly engaged Independent Accountant didn't express his views in writing.

iii. I attempted to discuss the issues with the former Independent Accountant, however, we did not reach an agreement for the substantial increase in fees and therefore no resolution was achieved.

iv. I will send the disclosures required by this item 304(s) to the newly engaged Independent Accountant before it is filed with Security Exchanged Commission.

3. I will send the disclosure required by this Item 304(a) to the former Independent Accountant before it is filed with the Security Exchange Commission, and I will request that the former Independent Accountant to furnish a letter addressed to the Security Exchange Commission stating whether it agrees with the statements made by us in response to this item 304(a) and, if not, stating the respects in which it does not agree. We will file the former Independent Accountant's letter as an exhibit to the report on registration statement containing this disclosure.

If the former Independent Accountant's letter is unavailable at the time of filing such report or registration statement, then we will request that the former Independent Accountant to provide the letter as promptly as possible so that we can file the letter with the Security Exchange Commission within ten business days after the filing of the report or registration statement.

Wanjun Xie

Wanjun Xie
President
Achison Inc
Date: 11/18/2016